Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-181540

May 20, 2015

PRICING TERM SHEET

DIANA SHIPPING INC.

$55,000,000

8.500% SENIOR NOTES DUE 2020

The information in this pricing term sheet relates to the offering of the 8.500% Senior Notes due 2020 of Diana Shipping Inc. (the “Offering”) and should be read together with the preliminary prospectus dated May 20, 2015 relating to the Offering (the “Preliminary Prospectus”), including the documents incorporated by reference therein, relating to Registration Statement No. 333-181540. Terms used but not defined herein have the meanings given in the Preliminary Prospectus.

Issuer	Diana Shipping Inc.

Securities Offered	8.500% Senior Notes due 2020 (the “Notes”)

Firm Principal Amount	$55,000,000 principal amount of Notes

Underwriters’ Option	$8,250,000 principal amount of Notes

Maturity	May 15, 2020

Coupon	8.500%

Interest Payment Dates	February 15, May 15, August 15 and November 15, commencing August 15, 2015

Record Dates	February 1, May 1, August 1 and November 1 (whether or not a Business Day), immediately preceding the relevant Interest Payment Date

Optional Redemption	On or after May 15, 2017, the Notes are redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption. See “Description of Notes—Optional Redemption”

Make-Whole Redemption	Prior to May 15, 2017, the Notes are redeemable at the Issuer’s option at a price equal to 100% of the principal amount plus a make-whole premium and accrued interest to, but excluding, the date of redemption. See “Description of Notes—Optional Redemption”

Tax Redemption	The Issuer may redeem the Notes in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption, if certain events occur involving changes in taxation. See “Description of Notes—Optional Redemption for Changes in Withholding Taxes”

Offer to Purchase	If a Change of Control or a Limited Permitted Asset Sale (each as defined in the Preliminary Prospectus) occurs, the Issuer must offer to repurchase the Notes at a redemption price equal to 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the date of repurchase. See “Description of Notes—Change of Control Permits Holders to Require us to Purchase Notes” and “Description of Notes—Certain Covenants—Limitation on Asset Sales”

Trade Date	May 20, 2015

Settlement Date	May 28, 2015 (T + 5) (DTC)

Public Offering Price	$25.00 per Note (100%)

Underwriters’ Discount	$0.875 per Note

Underwriters’ Purchase Price from Issuer	$24.125 per Note

Net Proceeds to the Issuer (before expenses)	$53,521,250 (assuming no exercise of the underwriters’ option to purchase additional Notes)

Insider Participation	$12,750,000 aggregate principal amount of the Notes have been sold to, or to entities affiliated with, the Issuer’s chief executive officer, Mr. Simeon Palios, and other executive officers of the Issuer. The underwriters will not receive any underwriting discount on the sale of such Notes.

Denominations	$25.00 and integral multiples of $25.00 in excess thereof

Ratings	The Notes will not be rated by any nationally recognized statistical rating organization

Listing	The Issuer has applied for listing of the Notes on the New York Stock Exchange (“NYSE”) under the symbol “DSXN”. If approved for listing, trading on the NYSE is expected to commence within 30 days after the Notes are first issued.
CUSIP/ISIN	Y2066G 120/MHY2066G1200

Joint Book-Running Managers	Stifel, Nicolaus & Company, Incorporated Deutsche Bank Securities Inc. Janney Montgomery Scott LLC BB&T Capital Markets, a division of BB&T Securities, LLC Wunderlich Securities, Inc.

Certain Covenants	The indenture governing the Notes will include the covenants described under “Description of Notes—Certain Covenants” in the Preliminary Prospectus.

Diana Shipping Inc. (“Diana Shipping”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents Diana Shipping has filed with the SEC for more complete information about Diana Shipping and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Diana Shipping, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated at 1-855-300-7136 or Deutsche Bank Securities Inc. at 1-800-503-4611.